901 K Street N.W., Suite 700 Washington, DC 20001

F. Alec Orudjev	www.schiffhardin.com
aorudjev@schiffhardin.com

July 1, 2013

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cytomedix, Inc.

Post-effective amendment to Form S-3 on Form S-1

Filed June 25, 2013

File No. 333-183703

Dear Mr. Mancuso:

On behalf of Cytomedix, Inc. (the “Company”) and in connection with the Post-effective Amendment to Form S-3 on Form S-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 25, 2013 (File No. 333-183703) (the “POS AM Filing”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the POS AM Filing as transmitted by a letter dated June 28, 2013 (the “Comment Letter”). For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. An amended filing to the POS AM Filing (the “Amended Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

Selling Security Holders, page 17

1. Regarding your response to prior comment 1, we note that you mention that no Cytomedix affiliates sold securities registered for sale on this registration statement after your notice. However, it is unclear when you provided the notice. Therefore, please tell us directly whether any Cytomedix affiliates sold any securities registered for sale on this registration statement since March 17, 2013.

Response:

No Cytomedix affiliates sold any securities registered for sale on this registration statement since March 17, 2013.

Exhibit 5.1

2. The third paragraph of this exhibit appears to omit counsel’s opinion on the shares mentioned in clause (ii) of the exhibit’s first paragraph. Please file an opinion that addresses all securities registered for sale on the registration statement.

Response:

A copy of the revised legal opinion correcting the inadvertent omission referenced in the comment above is filed today as an Exhibit 5.1 to the Amended Filing.

**************

Concurrently with this submission, the Company is also filing a separate letter, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Please feel free to contact the undersigned in Washington DC at (202) 724-6846 should you required if you wish to discuss the Company’s revised submission.

Very truly yours,

/s/ F. Alec Orudjev
F. Alec Orudjev

Cc:	Martin P. Rosendale, CEO

Steven A. Shallcross, CFO